SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                          Catalyst Semiconductor, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)



                                   148881-10-5
                                 (CUSIP Number)


                              Attn: Paul B. Goucher
                       J. & W. Seligman & Co. Incorporated
                                 100 Park Avenue
                               New York, NY 10017
                                 (212) 850-1864
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 9, 2008
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.148881-10-5                   13D/A


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     J. & W. Seligman & Co. Incorporated
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,974,366
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,974,366
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,974,366
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.148881-10-5                   13D/A


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Seligman Spectrum Focus (Master) Fund
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,861,566
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,861,566
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,861,566
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.148881-10-5                   13D/A


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     William C. Morris
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,974,366
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,974,366
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,974,366
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


Item  1. Security and Issuer.

The name of the issuer is Catalyst Semiconductor, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 2975 Stender Way, Santa Clara, CA 94054. This Amendment No. 2 to the Statement on
Schedule 13D relating to the Issuer's common stock, no par value (the "Common Stock"), is being filed jointly by J. & W. Seligman & Co. Incorporated, a Delaware corporation ("JWS"), Seligman Spectrum Focus (Master) Fund, a Cayman Islands corporation ("SSF"), and William C. Morris, controlling shareholder of JWS ("Morris" and, together with JWS and SSF, the "Reporting Persons"), and supplements and amends the Statement on Schedule 13D originally filed with the Commission on June 25, 2007 and amended on August 24, 2007.

Item  3. Source and Amount of Funds or Other Consideration.

In acquiring the Common Stock reported in Item 5(c) herein, SSF expended approximately $1.77 million (including commissions) of its working capital and another client for whom JWS acts as an investment adviser expended approximately $38,400 (including commissions) of its working capital.

Item  5. Interest in Securities of the Issuer.

(a), (b) Based on the Issuer's Report on Form 10-Q filed with the Commission on December 12, 2007, there were 16,879,645 shares of Common Stock issued and outstanding as of November 30, 2007. As to each Reporting Person, Items (7)-(11) and (13) of their respective cover page are incorporated herein by reference.

JWS and Morris do not directly own any shares of the Issuer. The shares of the Issuer reported herein are directly owned by SSF and one other client of JWS; SSF and such other client have each engaged JWS as their investment adviser with discretionary authority to acquire, dispose and vote the shares of the Issuer. JWS, as investment adviser to SSF and such other client, and Morris, as JWS's controlling shareholder, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock reported herein.

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by the Reporting Persons in the Common Stock within the last 60 days, which were all executed by broker-dealers, are set forth below:


                                  # of shares Purchased /
Reporting Person       Date               (Sold)              Price Per Share
-----------------------------------------------------------------------------

       SSF            1/9/2008            100,000                3.75
       SSF           12/20/2007            80,000                4.00
       SSF           12/20/2007            20,000               4.1451
       SSF           12/17/2007           163,100                4.56
       SSF           12/4/2007             9,500                 5.00
       SSF           11/27/2007            9,500                 5.85
       SSF           11/26/2007            9,500                 5.85
       SSF           11/20/2007            5,100                 6.00
       SSF           11/15/2007             500                  6.00
       SSF           11/12/2007            7,600                5.9853
 JWS f/b/o client    12/17/2007            5,500                 4.56
 JWS f/b/o client    12/4/2007              500                  5.00
 JWS f/b/o client    11/27/2007             500                  5.85
 JWS f/b/o client    11/26/2007             500                  5.85
 JWS f/b/o client    11/20/2007             300                  6.00
 JWS f/b/o client    11/15/2007             100                  6.00
 JWS f/b/o client    11/12/2007             400                 5.9853

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock reported herein; provided, however, that one JWS client (not a Reporting Person hereunder) owning 112,800 shares of Common Stock of the Issuer has the right to receive any dividends paid by the Issuer and could terminate its investment advisory relationship with JWS and then subsequently direct the use of proceeds from the sale of the Common Stock owned by such client.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 10, 2008


                                  J. & W. SELIGMAN & CO. INCORPORATED

                                  By: /s/ Thomas G. Rose
                                      ------------------------------
                                      Name:  Thomas G. Rose
                                      Title: CFO


                                  SELIGMAN SPECTRUM FOCUS (MASTER) FUND

                                  By: /s/ Lawrence P. Vogel
                                      ------------------------------
                                      Name:  Lawrence P. Vogel
                                      Title: Authorized Person


                                  WILLIAM C. MORRIS
                                      By Frank J. Nasta,
                                      as attorney-in-fact for William C. Morris

                                  /s/ Frank J. Nasta
                                  ----------------------------------